SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

REPSOL YPF, S.A.

(Name of Issuer)

Ordinary Shares, nominal value EUR 1.00 each
(Title of Class of Securities)

76026T205

(CUSIP Number)

Sacyr Vallehermoso, S.A.
Paseo de la Castellana 83-85
Madrid, Spain 28046
Attention: Ana de Pro Gonzalo
+34 91 545 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 76026T205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Sacyr Vallehermoso, S.A.
IRS 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

		7	SOLE VOTING POWER
83,770,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
83,770,000

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,770,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.862%[1]

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1 6.862% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer’s Form 20-F filed on July 14, 2006.

     This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006, by and on behalf of Sacyr Vallehermoso, S.A., a corporation organized under the laws of the Kingdom of Spain (“SyV”) with respect to shares of Ordinary Common Stock, par value EUR 1.00 per share (the “Common Stock” and each such share of Common Stock a “Share”), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated October 26, 2006 shall remain unchanged and in full effect.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information contained in Item 3 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

     Between September 25 and October 25, 2006, Sacyr Vallehermoso Participaciones Mobiliarias, S.L, a wholly owned subsidiary of SyV (its “Subsidiary”), purchased, through Banco Santander Central Hispano, S.A. (“Banco Santander”) as broker, 65,470,000 shares of Common Stock, which constitute 5.363% of the outstanding shares of Common Stock (based on 1,220,863,463 shares of Common Stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer’s Form 20-F filed on July 14, 2006), for a price of approximately EUR 1.606 billion (or a weighted average price of EUR 24.53 per share of Common Stock).

     Between October 26 and November 2, 2006, SyV, through its Subsidiary, purchased through Banco Santander, as broker, an additional 18,300,000 shares of Common Stock, which constitute an additional 1.499% of the outstanding shares of Common Stock, for a price of approximately EUR 472,429,000 (or a weighted average price of EUR 24.81 per share of Common Stock).

     These transactions bring SyV’s total beneficial ownership in the Issuer to 83,770,000 shares of Common Stock, which constitutes approximately 6.862% of the outstanding shares of Common Stock.

     The total EUR 2.078 billion investment was financed by Banco Santander through two bridge facilities (the “Bridge Facilities”) to SyV’s Subsidiary, for which SyV provided a guarantee. The Bridge Facilities, which have not been totally disposed, consist of:

  A loan up to EUR 1.100 billion due no later than January 15, 2007, with an interest rate of EURIBOR plus 0.80%.
  A loan up to EUR 1.500 billion due no later than January 15, 2007, with an interest rate of EURIBOR plus 0.80%.

     These bridge loans will be refinanced with a limited-recourse long-term loan from Banco Santander pursuant to a Long-Term Loan Agreement. The main terms of the Long-Term Loan Agreement are:

  Maximum loan amount of EUR 5.175 billion
  An approximate 19/81% debt-to-equity ratio
  An interest rate of EURIBOR plus 1.00% through the 24th month, EURIBOR plus 1.10% from the 24th month through the 48th month, EURIBOR plus 1.20% after the 48th month
  A final maturity of 6 years

  SyV will be required to provide a guarantee on the long-term loan in the event that the loan to value ratio becomes less than 105% during first 24 months or 115% from month 24 onwards. Such a guarantee, if required, would consist of additional cash or of listed securities.

     The description of the terms of the Bridge Facility agreements and the Long Term Loan Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Bridge Facility agreements and the Long Term Loan Agreement. The Bridge Facility agreements are attached as Exhibits 10.1 and 10.2 hereto, and the Long-Term Loan Agreement is attached as Exhibit 10.3 hereto.

ITEM 4. PURPOSE OF TRANSACTION.

     The information contained in Item 4 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by replacing the last paragraph thereof with the following:

     Item 3 above and Items 5 and 6 below are hereby incorporated into this Item 4 by reference. Except as otherwise disclosed in those Items or in this Item 4, SyV does not currently have any contracts, arrangements, understandings or relationships with any person with respect to the voting or holding of the Issuer’s securities or that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of shares of Common Stock referred to herein, SyV may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the issuer, or other third parties regarding such matters. SyV may also take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information contained in Item 5 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

     (a) SyV, through its Subsidiary, beneficially owns 83,770,000 shares of Common Stock.

     (b) SyV, through its Subsidiary, has the sole power to direct the vote of the shares of Common Stock listed in Item 5(a).

     (c) Information concerning transactions in shares of Common Stock since August 27, 2006 is set forth on Schedule 2 hereto. Except as described in Items 3, 4 and 6 hereto, neither SyV nor, to the best of SyV’s knowledge, any of the persons listed on Schedule 1 hereto, has engaged in transactions in shares of Common Stock of the Issuer in the last 60 days.

     (d) Inapplicable.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information contained in Item 6 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by deleting the last sentence of the first paragraph thereof and replacing the last paragraph thereof with the following:

     The cash settlement Total Return Swaps described above were entered into between October 13 and October 25, 2006. Between October 25 and November 1, 2006, the Subsidiary exercised an early termination right with respect to certain of the cash settlement Total Return Swaps with Banco Santander relating to a total of 18,000,000 shares of Common Stock of the Issuer.

     The description of the terms of the Master Agreement and the confirmations received pursuant to the Master Agreement is a summary only and is qualified in its entirety by the terms of the Master Agreement and the confirmations received thereby. The Master Agreement and the confirmations received thereby are attached as Exhibit 10.4 hereto.

     Other than as described in this Item 6 and Items 3, 4 and 5 above, neither SyV nor its Subsidiary has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The information contained in Item 7 of the Statement on Schedule 13D dated October 26, 2006 is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

Exhibit Title

10.1	Bridge Credit Facility Agreement, dated October 11, 2006, among Sacyr Vallehermoso Participaciones Mobiliarias, S.L. as borrower, Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish)

10.2	Bridge Credit Facility Agreement, dated October 16, 2006, among Sacyr Vallehermoso Participaciones Mobiliarias, S.L. as borrower, Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish)

10.3	Long-term facility for acquisition of up to 20% of REPSOL YPF, S.A., dated October 26, 2006, by SPV wholly-owned by Sacyr Vallehermoso, S.A. (English translation from Spanish)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, between Banco Santander Central Hispano, S.A. and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated October 9, 2006, with confirmations dated October 12, 2006; October 13, 2006; October 16, 2006; October 17, 2006 and October 25, 2006

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2006	SACYR VALLEHERMOSO, S.A.

By: /s/ Marta Silva de Lapuerta

Name: Marta Silva de Lapuerta
Title: General Secretary of the Board

SCHEDULE 2

The information set forth in the chart in the Statement on Schedule 13D dated October 26, 2006 entitled “Transactions in Shares of the Issuer by Sacyr Vallehermoso During Last 60 Days” is hereby amended and supplemented by replacing the contents thereof with the following:

TRANSACTIONS IN SHARES OF THE ISSUER BY SACYR VALLEHERMOSO DURING

LAST 60 DAYS

     All the purchases of shares of Ordinary Common Stock set forth below were made through Sacyr Vallehermoso Participaciones Mobiliarias, S.L., a wholly owned subsidiary of SyV. All shares were bought through Santander Central Hispano Bolsa. Each purchase, except for one, was made in the Spanish Open market (Sistema de Interconexión Bursátil – Mercado Continuo), and the purchase marked “(1)” was made in an over-the-counter transaction.

Date of	Number of	Price per Share
Transaction	Shares	(in Euros)
Sep 25, 2006	110,000	21.64
Sep 26, 2006	1,000,000	21.79
Sep 27, 2006	1,000,000	22.91
Sep 28, 2006	1,890,000	22.70
Sep 29, 2006	1,000,000	23.57
Oct 2, 2006	2,000,000	23.75
Oct 3, 2006	5,000,000	23.25
Oct 4, 2006	3,800,000	23.22
Oct 5, 2006	1,000,000	23.60
Oct 6, 2006	2,000,000	23.82
Oct 9, 2006	1,000,000	23.80
Oct 11, 2006	1,500,000	25.54
Oct 16, 2006	15,300,000	26.57
Oct 16, 2006	24,500,000	(1) 24.02
Oct 24, 2006	970,000	25.71
Oct 25, 2006	3,400,000	25.58
Oct 26, 2006	3,800,000	26.32
Oct 27, 2006	2,000,000	26.09
Oct 30, 2006	3,300,000	26.24
Oct 31, 2006	2,500,000	26.39
Nov 1, 2006	3,500,000	24.12
Nov 2, 2006	3,200,000	26.03

	83,770,000